Exhibit 1.6

CDC Subsidiary Signs Agreement to Acquire
Leading Casual Online Games Platform in China

Hong Kong, 05 October 2005: CDC Corporation (NASDAQ: CHINA) today announced it signed an agreement to acquire www.gametea.com (“Gametea”), a leading online casual games platform in China through its 81%-owned subsidiary, China.com Inc. Gametea currently offers its 10 million registered users over 80 online board and poker games. It has an active user base of over 1 million and its game portal reaches a concurrent user base of close to 90,000 during recent peak periods.

According to the terms of the transaction which is subject to a final agreement with customary closing conditions, China.com will acquire all assets, intellectual properties, and operating contracts in Gametea and the consideration will be payable in multiple installments in accordance with pre-determined performance milestones.

“We are pleased to be acquiring yet another successful online game company in China. The Gametea platform is an excellent compliment to Yulgang, our MMORPG game which has reached 215,000 peak concurrent users. With this acquisition, our portfolio will have an enlarged registered user base of close to 20 million with meaningful cross marketing and platform sharing benefits that we can quickly tap into to accelerate growth from our user base,” said Rudy Chan, CEO of China.com Inc.

Gametea has users from 28 cities across China and is particularly strong in the Zhejiang province in China. Some of its poker and chess games are ranked in the top tier of Chinese online games in its respective genre. Gametea charges customers through virtual game merchandise and virtual currency management services. Upon the completion of this transaction, Gametea intends to launch an expanded set of products and services, including VIP membership subscription plans and a broader scope of avatar sales, leveraging the successful online virtual merchandizing experience proven in Yulgang.

“We believe that Gametea will add an exciting multi-dimensional element to our portfolio of online games as its casual games portfolio is highly synergistic with both our existing MMORPG game portfolio and also many of our mobile value added services products. We feel that it will propel us to become one of the mainstream game providers in China. We believe this will further enhance the value of our China.com Inc. holdings which will be better realized once China.com Inc. is able to successfully complete its ADR program and trade in the US as many of its peer companies are now doing,” said Steven Chan, Acting CEO of CDC Corporation.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. China.com Inc. with its focus on mobile applications and online games is seeking to establish a sponsored Level 2 American Depositary Receipts (“ADR”) program in the United States. CDC is embarking on this ADR initiative as part of its strategic review to enable many of its US-based investors to more easily invest directly in China.com Inc. Once the ADR program is in effect, it would enable CDC to provide greater flexibility with respect to its shareholdings in China.com Inc. such as distributing a stock dividend of all or a part of its China.com Inc. shares to CDC shareholders. CDC’s Non-GAAP cash and cash equivalents net of total debt as of Q2 2005 was approximately US$221 million of which approximately one half was within China.com Inc.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), online game and Internet services company operating principally in China, and an 81%-owned subsidiary of CDC Corporation is listed on the GEM of the Stock Exchange of Hong Kong Limited (“GEM”). As of September 29, 2005, China.com Inc. had a market capitalization of US$375.5 million on the GEM.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of the agreement with Gametea, whether the acquisition will close as anticipated and the completion and effect of the proposed ADR. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Media Relations	Investor Relations

Anne Yu Vice President, Corporate Planning Tel : (852) 2237 7020 Fax: (852) 2571 0410 media@cdccorporation.net	Craig Celek Vice President, Investor Relations Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 craig.celek@cdccorporation.net